

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 20, 2008

By U.S. Mail and facsimile

David C. Cole
President and Chief Executive Officer
c/o Robert I. Webber
Maui Land & Pineapple Company, Inc.
120 Kane Street
Kahului, HI 96732

> **Re:** **Maui Land & Pineapple Company, Inc.**
> **Supplementary Response Letter No. 1 to Registration Statement**
> **on Form S-3**
> **File No. 333-153203**
> **Filed October 14, 2008**

Dear Mr. Cole:

We have reviewed your response letter dated October 14, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Description of Private Placement and Material Terms of the Notes, page 4

1.   We reissue prior comment 1 of our letter dated October 9, 2008. We note that your tabular presentation of the potential payments to selling stockholders does not include the reimbursement of legal fees in the amount of $150,000.

Selling Stockholders, page 14

2.   We note that you stated in your response letter to our comments that the selling shareholder, Ramius LLC, is an affiliate of a broker-dealer. A selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
   Please revise as appropriate.

Incorporation of Certain Information…, page 19 and Risk Factors, page 2

3.   We note that on October 3, 2008, you filed a Form 8-K. Please amend your filing to incorporate the 8-K by reference. Further, include disclosure in your risk factors section addressing your interest in and obligations to Bay Holdings due to your status as the managing member and your 51% stake in Bay Holdings.

Closing Comments

        Please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
        Christopher D. Ivey (949) 725-4100